SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

03835C108

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	Names of Reporting Persons. Shasta Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

2,969,724 shares, except that Shasta Ventures GP, LLC, as the general partner of Shasta Ventures, L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

2,969,724 shares, except that Shasta Ventures GP, LLC, as the general partner of Shasta Ventures, L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,724 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.1% (2) (3)
12.	Type of Reporting Person PN

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 2,969,724 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 2,969,724 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	The 2,969,724 shares of Class B Common Stock held by the Reporting Persons represent 7.75% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 9.25% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Shasta Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,724 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.1% (2) (3)
12.	Type of Reporting Person OO (limited liability company)

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 2,969,724 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 2,969,724 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	The 2,969,724 shares of Class B Common Stock held by the Reporting Persons represent 7.75% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 9.25% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Tod Francis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to vote these shares. Francis disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to dispose of these shares. Francis disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,724 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.1% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 2,969,724 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 2,969,724 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	The 2,969,724 shares of Class B Common Stock held by the Reporting Persons represent 7.75% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 9.25% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Robert Coneybeer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to vote these shares. Coneybeer disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to dispose of these shares. Coneybeer disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,724 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.1% (2) (3)
12.	Type of Reporting Person IN

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 2,969,724 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 2,969,724 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	The 2,969,724 shares of Class B Common Stock held by the Reporting Persons represent 7.75% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and represent 9.25% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 03835C108

1.	Names of Reporting Persons. Ravi Mohan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

30,000 shares that Ravi Mohan has the right to acquire from the issuer within sixty days of December 31, 2016 pursuant to the exercise of option awards. In accordance with the internal policies of Shasta Ventures, the options held by Mohan must be held for the benefit of Shasta Ventures and its affiliates. Mohan disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

6.

Shared Voting Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to vote these shares. Mohan disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

7.

Sole Dispositive Power

30,000 shares that Ravi Mohan has the right to acquire from the issuer within sixty days of December 31, 2016 pursuant to the exercise of option awards. In accordance with the internal policies of Shasta Ventures, the options held by Mohan must be held for the benefit of Shasta Ventures and its affiliates. Mohan disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

8.

Shared Dispositive Power

2,969,724 shares, all of which are held by Shasta Ventures, L.P. Shasta Ventures GP, LLC, as the general partner of Shasta Ventures L.P., may be deemed to have power to vote these shares, and Ravi Mohan, a member of the board of directors, Tod Francis, and Robert Coneybeer, the managing members of Shasta Ventures GP, LLC, may be deemed to have shared power to dispose of these shares. Mohan disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,724 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.2% (2) (3)

12.	Type of Reporting Person IN

(1)	The Reporting Persons are deemed to beneficially own such shares as a result of beneficial ownership of 2,999,724 shares of the Issuer’s Class B Common Stock, including options to purchase 30,000 shares of the Issuer’s Class B Common Stock excerisable within sixty days of December 31, 2016, all of which are convertible into shares of Class A Common Stock at a 1:1 ratio at the holder’s election.
(2)	Based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, plus 2,999,724 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2016, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	The 2,999,724 shares of Class B Common Stock held by the Reporting Persons represent 7.82% of the Issuer’s outstanding Common Stock, based on an aggregate of 38,311,927 shares of Class A and Class B Common Stock outstanding as of October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 4, 2016, and including options to purchase 30,000 shares of the Issuer’s Class B Common Stock excerisable within sixty days of December 31, 2016, and represent 9.34% of the combined voting power of the Class A and Class B Common Stock.

Item 1(a) Name of Issuer:

Apptio, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

Item 2 (a) Name of Person Filing:

(1) Shasta Ventures, L.P., (2) Shasta Ventures GP, LLC, (3) Tod Francis, (4) Robert Coneybeer, and (5) Ravi Mohan. Each of the individuals and entities above shall be referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Tod Francis, Robert Coneybeer, and Ravi Mohan, a member of the board of directors, are the managing members of Shasta Ventures GP, LLC.

Item 2 (b) Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

2440 Sand Hill Road, Suite 300

Menlo Park, CA 94025

Item 2 (c) Citizenship:

Shasta Ventures GP, LLC is a Delaware limited liability company. Shasta Ventures, L.P. is a Delaware limited partnership. Each of Tod Francis, Robert Coneybeer, and Ravi Mohan is a citizen of the United States of America.

Item 2 (d) Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2 (e) CUSIP Number:

03835C108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of Shasta Ventures, L.P., and the limited liability company agreement of Shasta Ventures GP, LLC, the managing partners or members of such entity may be deemed to have the right to receive dividends from, or the proceeds of sale from, the shares of the Issuer held by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHASTA VENTURES, L.P.

By:	/s/ Ravi Mohan
Ravi Mohan
Its Authorized Signatory

Date:	February 14, 2017

SHASTA VENTURES GP, LLC

By:	/s/ Ravi Mohan
Ravi Mohan
Its Authorized Signatory

Date:	February 14, 2017

TOD FRANCIS

/s/ Tod Francis

Date:	February 14, 2017

ROBERT CONEYBEER

/s/ Robert Coneybeer

Date:	February 14, 2017

RAVI MOHAN

/s/ Ravi Mohan

Date:	February 14, 2017